AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

82-34639

SEC#82-5258

03032701

9 October 2003

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 16 September 2003.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Neil Leggett
Company Secretary

SEC MAIL PROCESSING
RECEIVED
OCT 17 2003
WASH, D.C. 187

dlw 10/23

AGENIX

Company Announcement

ThromboView® Update and Review

6 October 2003

Agenix Ltd (ASX:AGX) will be holding a series of briefings in October 2003 to be presented by the Chair of the Scientific Advisory Board, Professor Paul Eisenberg.

The briefings to analysts and shareholders during the week ending Friday, 17 October 2003, will provide an update and review of the ThromboView® clinical trial program and will seek to unveil the commercial opportunity that a successful clinical development program offers.

Details of shareholder briefings in Sydney on Thursday, 16 October 2003, and in Melbourne on Friday, 17 October 2003, were given on the attached letter to all shareholders.

Information to be discussed at the briefings will be lodged with the ASX, and on the company's website, beforehand.

The company's Annual General Meeting is being held in Brisbane on Friday, 28 November 2003.

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

For more information contact:

Donald Home
Managing Director and CEO
Agenix Ltd
+61 (0)7 3370 6300
dhome@agenix.com

AGENIX

Dear Shareholder

You are invited to learn more about a world-first technology that has the potential to save many thousands of lives in a series of briefings to be held in October.

Each year blood clots kill thousands of people around the world. Current diagnostic technologies don't always have the answer. Autopsy research shows up to 50% of blood clots remain undiscovered.

Over the past six months, the first human trials have been undertaken for a new blood clot diagnostic imaging technology, ThromboView®.

Agenix Limited – the biotechnology company developing ThromboView® – invites you to hear about the progress that has been made in clinical trials. An update and review of the clinical trial program will be presented by the Chair of the Scientific Advisory Board, Professor Paul Eisenberg. Agenix Chief Executive Officer, Mr Don Home, will unveil the commercial opportunity that a successful clinical development program offers.

Date: Thursday, 16 October 2003
Venue: All Seasons Premier Menzies Hotel
Address: 14 Carrington Street
SYDNEY NSW 2000
Time: 8.00 – 9.00 AM

Date: Friday, 17 October 2003
Venue: Sheraton Towers Southgate
Address: One Southgate Avenue
SOUTHBANK VIC 3006
Time: 8.00 – 9.00 AM

Please RSVP by 6 October 2003 to:

Vicki Percival
AGEN Biomedical Ltd
Email: vicki@agen.com.au
Tel: 07 3370 6396